SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C. 20549

                           FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
      AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

        [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

      For the fiscal year ended November 30, 1999

                              OR

        [    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

      For the transition period from ___ to ___

      Commission File No. 1 - 6033

              A.  United Air Lines, Inc.
                  Management and Salaried Employees' 401(k) Retirement Savings
                  ____________________________________________________________

                  Plan
                  ____

                  (Full title of the Plan)

                  United Air Lines, Inc.
                  ______________________

                  (Employer sponsoring the Plan)


               B.  UAL Corporation
                   _______________

                   (Issuer of the shares held pursuant to the Plan)

                   1200 Algonquin Road, Elk Grove Township, Illinois
                   Mailing Address: P.O. Box 66100, Chicago, Illinois  60666
                   _________________________________________________________

                   (Address of principal executive offices)








           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ________________________________________



       To the Board of Directors
       of United Air Lines, Inc.:


       We have audited the accompanying statements of net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan as of November 30, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended.
       These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan as of November 30, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.




                                ARTHUR ANDERSEN LLP

       Chicago, Illinois
       May 26, 2000










                    UNITED AIR LINES, INC.
                    ______________________

 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 _________________________________________________________________

      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
      ___________________________________________________
                        (In Thousands)


                                          November 30
                                      _________________

                                        1999      1998
                                      _________________

INVESTMENT IN MASTER TRUST

  Magellan Fund                       $118,669   $80,978

  Equity-Income Fund                    40,633    43,815

  Growth Company Fund                  272,051   161,627

  Government Securities Fund             4,905     6,622

  OTC Portfolio                         71,085    34,787

  Overseas Fund                         48,481    36,897

  Balanced Fund                         73,801    69,386

  Asset Manager                         14,251    13,385

  Asset Manager: Growth                 22,350    20,191

  Asset Manager: Income                  2,999     3,307

  Retirement Money Market Portfolio     17,123    12,680

  U. S. Bond Index Portfolio             5,373     5,597

  U. S. Equity Index Portfolio         271,009   236,757

  Stated Return Fund                       193       191

  Blended Income Fund                  209,245   200,372

  UAL Stock Fund                        40,445    48,816

  Participant Loan Fund                 21,366    18,016
                                      _________ _________

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                  $1,233,979  $993,424
                                      _________ _________
                                      _________ _________



The accompanying notes to financial statements are an integral part of these statements.


                    UNITED AIR LINES, INC.
                    ______________________

 MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 _________________________________________________________________

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  ______________________________________________________________
                        (In Thousands)

                                   Year ended November 30
                          _________________________________________

                                            1999
                          _________________________________________

                                     EQUITY-   GROWTH   GOVERNMENT
                          MAGELLAN   INCOME    COMPANY  SECURITIES
                            FUND      FUND       FUND      FUND
                            ____      ____       ____      ____

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 80,978  $ 43,815  $161,627    $ 6,622
                           ________  ________  ________    _______


CONTRIBUTIONS
  EMPLOYER                       54        20        30           2
  EMPLOYEE                    8,093     3,256    10,827         460
                           ________  ________  ________     _______
                              8,147     3,276    10,857         462
TRANSFERS
   BETWEEN FUNDS             13,610    (7,705)   12,642      (1,484)
                           ________  ________  ________     ________

TRANSFERS
   BETWEEN PLANS                 48        10        60          (2)
                           ________  ________  ________     ________

RESULTS OF INVESTMENT
   ACTIVITY
    Dividends                 8,269     2,563    12,348          352
    Interest                      1       -           9          -
    Net appreciation
     (depreciation)
  in value of investments    14,551     1,470    86,713         (446)
                           ________  ________  ________       _______

                             22,821     4,033    99,070          (94)
                           ________  ________  ________       _______


PAYMENTS TO PLAN
   PARTICIPANTS              (5,572)   (2,449)  (10,542)        (569)
                           ________  ________  ________       _______

PARTICIPANT LOANS            (1,343)     (336)   (1,642)         (29)
                           ________  ________  ________       _______

ADMINISTRATIVE
   EXPENSES                     (20)      (11)      (21)          (1)
                           ________  ________  ________       _______


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $118,669  $ 40,633  $272,051      $  4,905
                           ________  ________  ________       _______
                           ________  ________  ________       _______



 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
                     ______________________

        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        ________________________________________________

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 ______________________________________________________________

                         (In Thousands)


                                   Year ended November 30
                          _________________________________________

                                            1999
                          _________________________________________

                             OTC     OVERSEAS  BALANCED   ASSET
                          PORTFOLIO    FUND      FUND    MANAGER
                          _________    ____      ____    _______


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year      $ 34,787   $ 36,897  $ 69,386  $13,385
                           ________  ________  ________  ________

CONTRIBUTIONS
  EMPLOYER                      15          8         7        9
  EMPLOYEE                   3,572      2,772     3,333      907
                           ________  ________  ________  ________
                             3,587      2,780     3,340      916
                           --------  --------  --------  --------
TRANSFERS
 BETWEEN FUNDS              11,089        (25)     (779)    (875)
                           ________  ________  ________  ________
TRANSFERS
   BETWEEN PLANS               (13)         1         2        4
                           ________  ________  ________  ________
RESULTS OF INVESTMENT
   ACTIVITY
      Dividends              4,505        729    10,125    2,548
      Interest                -            -       -          -
      Net appreciation
       (depreciation)
  in value of investments   20,101     10,476    (3,057)    (840)
                           ________  ________  ________  ________

                            24,606     11,205     7,068    1,708
                           --------  --------  --------  --------

PAYMENTS TO PLAN
   PARTICIPANTS             (2,494)    (2,028)   (4,770)    (790)
                           ________  ________  ________  ________

PARTICIPANT LOANS             (472)      (346)     (435)     (95)
                           ________  ________  ________  ________

ADMINISTRATIVE
   EXPENSES                     (5)        (3)      (11)      (2)
                           ________  ________  ________  ________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 71,085  $ 48,481  $ 73,801  $ 14,251
                           ________  ________  ________  ________
                           ________  ________  ________  ________

 The accompanying notes to financial statements are an integral part of these statements.



                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                         (In Thousands)


                                   Year ended November 30
                          _________________________________________

                                            1999
                          _________________________________________

                                             RETIREMENT    U.S.        U.S.
                           ASSET     ASSET     MONEY       BOND       EQUITY
                          MANAGER:  MANAGER:   MARKET      INDEX      INDEX
                           GROWTH    INCOME   PORTFOLIO  PORTFOLIO   PORTFOLIO
                           ______    ______   _________  _________   _________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year       $ 20,191  $  3,307  $ 12,680  $  5,597    $236,757

CONTRIBUTIONS
  EMPLOYER                       16         2        10         3          28
  EMPLOYEE                    2,043       274       943       396       9,663
                           ________  ________  ________  ________     ________
                              2,059       276       953       399       9,691
                           --------  --------  --------  --------     --------
TRANSFERS
 BETWEEN FUNDS               (1,652)     (487)    6,204      (248)     (8,023)
                           ________  ________  ________  ________     ________
TRANSFERS
   BETWEEN PLANS                 (2)       (4)        8         1         (19)
                           ________  ________  ________  ________     ________
RESULTS OF INVESTMENT
   ACTIVITY
      Dividends               2,949       289       739       385        -
      Interest                 -          -         -         -          -
      Net appreciation
       (depreciation)
  in value of investments      (214)      (92)      -        (392)      48,314
                           ________  ________  ________  ________      _______
                              2,735       197       739        (7)      48,314
                           ________  ________  ________  ________      _______

PAYMENTS TO PLAN
   PARTICIPANTS                (773)     (273)   (3,272)     (319)     (13,238)
                           ________  ________  ________  ________      _______

PARTICIPANT LOANS              (204)      (17)     (185)      (49)     (2,443)
                           ________  ________  ________  ________      _______

ADMINISTRATIVE
   EXPENSES                      (4)       -         (4)       (1)        (30)
                           ________  ________  ________  ________     ________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $ 22,350   $ 2,999  $ 17,123  $  5,373      $271,009
                           ________  ________  ________  ________      ________
                           ________  ________  ________  ________      ________

 The accompanying notes to financial statements are an integral part of these statements.


                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                         (In Thousands)


                                   Year ended November 30
                          _________________________________________

                                            1999
                          _________________________________________



                          STATED    BLENDED     UAL    PARTICIPANT
                          RETURN    INCOME     STOCK      LOAN
                           FUND      FUND       FUND      FUND      TOTAL
                           ____      ____       ____      ____      _____


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year      $    191   $200,372  $ 48,816   $ 18,016  $993,424

CONTRIBUTIONS
   EMPLOYER                    -          517        44       -          765
   EMPLOYEE                    -       12,684     3,217       -       62,440
                           ________  ________  ________  ________   ________
                               -       13,201     3,261       -       63,205
TRANSFERS
 BETWEEN FUNDS                 (13)      (658)  (12,986)    (8,610)      -
                           ________  ________  ________  ________   ________
TRANSFERS
   BETWEEN PLANS                 1        422        91       -          608
                           ________  ________  ________  ________   ________
RESULTS OF INVESTMENT
   ACTIVITY
      Dividends                -          -         -        -        45,801
      Interest                  14     12,208       -        1,484    13,716
      Net appreciation
       (depreciation)
  in value of investments      -          -       4,397      -       180,981
                           ________  ________  ________  ________   ________
                                14     12,208     4,397      1,484   240,498
                           ________  ________  ________  ________   ________

PAYMENTS TO PLAN
   PARTICIPANTS               -       (13,974)   (2,352)       (93)  (63,508)
                           ________  ________  ________  ________   ________

PARTICIPANT LOANS             -        (2,246)     (727)    10,569      -
                           ________  ________  ________  ________   ________

ADMINISTRATIVE
   EXPENSES                   -           (80)      (55)     -          (248)
                           ________  ________  ________  ________   ________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year             $    193  $209,245  $ 40,445  $ 21,366 $1,233,979
                           ________  ________  ________  ________  ________
                           ________  ________  ________  ________  ________

 The accompanying notes to financial statements are an integral part of these statements.



                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                             (In Thousands)

                                   Year ended November 30
                          _________________________________________

                                            1998
                          _________________________________________

                                     EQUITY-   GROWTH   GOVERNMENT
                          MAGELLAN   INCOME    COMPANY  SECURITIES
                            FUND      FUND       FUND      FUND
                            ____      ____       ____      ____

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   Beginning of year       $56,760   $39,851  $147,023   $ 2,205
                           ________  ________  ________  _______
CONTRIBUTIONS
   Employer                     57        24        39         2
   Employee                  6,245     3,533    10,577       288
                           ________  ________  ________  _______

                             6,302     3,557    10,616       290
                           ________  ________  ________  _______

TRANSFERS
   BETWEEN FUNDS             8,452    (1,313)  (10,743)   4,129
                           ________  ________  ________  ______

TRANSFERS
   BETWEEN PLANS              (247)      135      (154)     (22)
                           ________  ________  ________  _______

RESULTS OF INVESTMENT
   ACTIVITY
    Dividends                 4,346    2,402    15,383       238
    Interest                     -        54       -          -
    Net appreciation
        (depreciation)
     in value of investments  9,473    2,108     9,182       116
                           ________  ________  ________  _______
                             13,819    4,564    24,565       354

PAYMENTS TO PLAN
   PARTICIPANTS              (3,264)  (2,651)   (8,207)     (318)
                           ________  ________  ________  _______

PARTICIPANT LOANS              (830)    (317)   (1,454)      (16)
                           ________  ________  ________  _______

ADMINISTRATIVE
   EXPENSES                     (14)     (11)      (19)       -
                           ________  ________  ________  _______


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year              $80,978   $43,815 $161,627  $ 6,622
                           ________  ________  ________  _______

The accompanying notes to financial statements are an integral part of these statements.


                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                             (In Thousands)

                                   Year ended November 30
                          _________________________________________

                                            1998
                          _________________________________________

                             OTC     OVERSEAS  BALANCED   ASSET
                          PORTFOLIO    FUND      FUND    MANAGER
                          _________    ____      ____    _______


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   Beginning of           $ 29,254  $ 36,567  $ 58,457  $ 11,747
                           ________  ________  ________  _______

CONTRIBUTIONS
   Employer                     19        12         8        10
   Employee                  3,342     3,193     3,654       808
                           ________  ________  ________  _______

                             3,361     3,205     3,662       818
                           ________  ________  ________  _______

TRANSFERS
   BETWEEN FUNDS            (1,054)   (4,389)    1,217        26
                           ________  ________  ________  _______

TRANSFERS
   BETWEEN PLANS               (31)      (76)       41       (56)
                           ________  ________  ________  _______

RESULTS OF INVESTMENT
   ACTIVITY
    Dividends                3,187     1,838     9,319     1,102
    Interest                   -         -         -         -
    Net appreciation
       (depreciation)
 in value of investments     2,149     1,930     1,076       451
                           ________  ________  ________  _______

                             5,336     3,768    10,395     1,553
                           ________  ________  ________  _______

PAYMENTS TO PLAN
   PARTICIPANTS             (1,754)   (1,816)   (3,892)    (590)
                           ________  ________  ________  _______

PARTICIPANT LOANS             (321)     (358)     (483)    (111)
                           ________  ________  ________  _______

ADMINISTRATIVE
   EXPENSES                     (4)       (4)      (11)     (2)
                           ________  ________  ________  _______

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year            $ 34,787  $ 36,897  $ 69,386  $ 13,385
                           ________  ________  ________  _______
                           ________  ________  ________  _______

The accompanying notes to financial statements are an integral part of these statements.


                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                         (In Thousands)


                                   Year ended November 30
                          _________________________________________

                                            1998
                          _________________________________________

                                             RETIREMENT    U.S.        U.S.
                           ASSET     ASSET     MONEY       BOND       EQUITY
                          MANAGER:  MANAGER:   MARKET      INDEX      INDEX
                           GROWTH    INCOME   PORTFOLIO  PORTFOLIO   PORTFOLIO
                           ______    ______   _________  _________   _________


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   Beginning of year      $ 16,971  $  2,521  $  7,565  $  2,458     $194,677
                           ________  ________  ________  ________    ________

CONTRIBUTIONS
   Employer                     23         2        10         3           27
   Employee                  2,119       226     1,031       400        9,813
                           ________  ________  ________  ________    ________

                             2,142       228     1,041       403        9,840
                           ________  ________  ________  ________    ________

TRANSFERS
   BETWEEN FUNDS              (286)      632     5,264     2,853        (582)
                           ________  ________  ________  ________     _______

TRANSFERS
   BETWEEN PLANS              (134)       (8)      (15)       (2)         116
                           ________  ________  ________  ________     _______

RESULTS OF INVESTMENT
   ACTIVITY
    Dividends                1,851       196       532       249           -
    Interest                    16        -         48        26           -
    Net appreciation
      (depreciation)
in value of investments        662        70        -        109       45,689
                           ________  ________  ________  ________     _______

                             2,529       266       580       384       45,689
PAYMENTS TO PLAN
   PARTICIPANTS               (877)     (312)   (1,534)     (486)     (10,814)
                           ________  ________  ________  ________     ________

PARTICIPANT LOANS             (150)      (20)     (217)      (13)      (2,140)
                           ________  ________  ________  ________     ________

ADMINISTRATIVE
   EXPENSES                     (4)       -         (4)        -          (29)
                           ________  ________  ________  ________     ________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year            $ 20,191  $  3,307  $ 12,680  $  5,597      $236,757
                           ________  ________  ________  ________      _______
                           ________  ________  ________  ________      _______


        The accompanying notes to financial statements are an integral part of these statements.

                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          ______________________________________________________________

                         (In Thousands)


                                   Year ended November 30
                          _________________________________________

                                            1998
                          _________________________________________



                          STATED    BLENDED     UAL    PARTICIPANT
                          RETURN    INCOME     STOCK      LOAN
                           FUND      FUND       FUND      FUND      TOTAL
                           ____      ____       ____      ____      _____


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   Beginning of year           -    $194,639  $ 51,976  $ 15,902   $868,393
                           ________  ________  ________  ________  ________

CONTRIBUTIONS
   Employer                    -         673        62       -          971
   Employee                    -      12,156     3,816       -       61,201
                           ________  ________  ________  ________  ________
                               -      12,829     3,878       -       62,172
                           ________  ________  ________  ________  ________

TRANSFERS
   BETWEEN FUNDS              (55)    (6,439)   10,645    (8,357)      -
                           ________  ________  ________  ________  ________

TRANSFERS
   BETWEEN PLANS              237         39      (122)       -       (299)
                           ________  ________  ________  ________  ________

RESULTS OF INVESTMENT
   ACTIVITY
    Dividends                  -          -         -          -     40,643
    Interest                   9      12,587        67     1,334     14,141
    Net appreciation
      (depreciation)
      in value of
      investments              -          -    (13,959)       -      59,056
                           ________  ________  ________  ________  ________

                               9      12,587   (13,892)    1,334    113,840
                           ________  ________  ________  ________  ________

PAYMENTS TO PLAN
   PARTICIPANTS                -     (11,257)   (2,635)      (19)   (50,426)
                           ________  ________  ________  ________  ________

PARTICIPANT LOANS              -      (1,944)     (782)    9,156      -
                           ________  ________  ________  ________  ________

ADMINISTRATIVE
   EXPENSES                    -         (82)     (72)       -        (256)
                           ________  ________  ________  ________  ________

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year            $    191  $200,372  $ 48,816  $ 18,016   $993,424
                           ________  ________  ________  ________  ________
                           ________  ________  ________  ________  ________

        The accompanying notes to financial statements are an integral part of these statements.



                           UNITED AIR LINES, INC.
                           ______________________

        MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        _________________________________________________________________

                       NOTES TO FINANCIAL STATEMENTS
                       _____________________________



1.   DESCRIPTION OF THE PLAN
     _______________________

     This description is for general information purposes only. Participants should refer to their summary plan description for detailed benefit information.

     a. General and Plan Participants
        _____________________________

        The United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan (the "Plan") covers Management, Administrative and Public Contact Employees and Meteorologists of United Air Lines, Inc. ("United"). Eligible employees are eligible to become participants on their date of hire. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended.

     b. Contributions and Vesting
        _________________________

        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $10,000 in 1998 and in 1999. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 25% of annual taxable earnings or $30,000.

        Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $2,902,771 and $2,129,843 for 1999 and 1998, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code Sections 402(c) and 408(d).

        Effective January 1, 1999, the Administrative employees hired on or after February 1, 1994, no longer receive the two percent contribution to the 401(k) plan. Effective June 1, 1999, Public Contact employees also no longer receive the two percent contribution to the 401(k) plan.

        Contributions on the Statement of Changes in Net Assets Available for Plan Benefits for the years ended November 30, 1999 and 1998, have been reduced by an accrual for the returns of excess annual additions of $2,117 and $2,399,052, for the respective plan years, as required under Internal Revenue Code Section 415(c).

     c. Trustee and Recordkeeper
        ________________________

        Fidelity Management Trust Company ("Fidelity") is the Plan Trustee and Fidelity Institutional Retirement Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds
        __________________

        Fidelity provides each participant with fifteen investment options:
        Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager:
        Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

        The Stated Return Fund is invested in Connecticut General's general portfolio. The investment and interest earned on the Stated Return Fund are guaranteed against loss by Connecticut General. Interest is credited monthly to the participant's account and is net of administrative expenses. The rate of interest for any period of time is determined by Connecticut General and may be changed from time to time. Any such change will be declared in advance and will become effective as of the first day of the month immediately following the date the notice is given. However, no further contributions can be made to this fund.


        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE. Participants may invest in the UAL Stock Fund through direct salary deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair values of the investment contracts at November 30, 1999 and 1998 were $203,828 and $200,758 (in thousands), respectively. The average yield for the year ending November 30, 1999 and 1998 was approximately 6.2%. The crediting interest rates as of November 30, 1999 and 1998 were approximately 5.9% and 5.7%, respectively. At November 30, 1999 and 1998, the contract value of the investment contracts approximated the fair value.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds. The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks - 10% to 60%; bonds - 20% to 60%; and short-term instruments - 0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following ranges: stocks - 0% to 100%; bonds - 0% to 100%; and short-term instruments - 0% to 100%.

        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally 20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds - 20% to 45%;
        and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money Market Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers Aggregate Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is market-to-market on a daily basis to maintain the margin requirement.


e.   Withdrawals
     ___________

        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan.
           Participants who have terminated employment are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9).
           The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows:
            - Hardship withdrawals from 401(k) account, subject to restrictions described in the Plan
            - After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
            - Upon reaching age 70-1/2, minimum distributions required under
              Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution.

           If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

     f. Plan Termination Provisions
        ___________________________

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.


2.   SIGNIFICANT ACCOUNTING POLICIES
     _______________________________

     a. Basis of Accounting
        ___________________

        The financial statements are presented on the accrual basis.

     b. Investments
        ___________

        Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees' 401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees'401(k) Retirement Savings Plan.

        Allocations of the net assets, at market value, of the Master Trust to participating plans as of November 30, 1999 and 1998, are as follows:


            (in thousands)                      1999                 1998
                                          __________________   ________________

                                           Amount    Percent    Amount  Percent
                                         _________  ________   ________ ________
        Management and Salaried Employees'
          401(k) Retirement Savings Plan  $1,233,979  39.24%   $993,424  39.83%

        Ground Employees'
          401(k) Retirement Savings Plan     853,918  27.15%    704,952  28.27%

        Flight Attendant Employees'
          401(k) Retirement Savings Plan   1,057,121  33.61%    795,542  31.90%
                                          __________ _______  _________  ______

                                          $3,145,018 100.00% $2,493,918 100.00%
                                          __________ _______  __________ ______
                                          __________ _______  __________ ______


     c. Net Appreciation (Depreciation) in Value of Investments
        _______________________________________________________

        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses
        _____________

        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Company and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans
        ________________________

        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

     f. Participant Loans
        __________________

        Participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund.
        The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.5% as of December 31, 1999). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

    g.  Use of Estimates
        ________________

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.   TAX STATUS
     __________

     The Internal Revenue Service has determined and informed the Company by letter dated July 16, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
     (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.




Signature
_________

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                           United Air Lines,Inc.
                                          Management and Salaried
                                             Employees' 401(k)
                                          Retirement Savings Plan
                                          _______________________





Dated May 30, 2000                         By /s/ Frederic F. Brace
                                          ______________________

                                           Frederic F. Brace
                                           Member, United Air
                                           Lines, Inc. Pension
                                           and Welfare Plans
                                           Administration Committee